UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).  ☐

As previously announced, on June 8, 2018, Seaspan Corporation (the “Company”), Seaspan Investment I Ltd. (“Seaspan Investment”) and The Bank of New York Mellon, as trustee (the “Trustee”) and collateral agent entered into an amended and restated pledge agreement and collateral agent agreement (as amended by the First Amendment to the Amended and Restated Pledge Agreement dated as of August 8, 2018 (the “First Amendment to the Amended and Restated Pledge Agreement”) and as may be further, amended and modified, the “Amended and Restated Pledge Agreement”), pursuant to which Seaspan Investment pledged 100% of its equity interests of Greater China Intermodal Investments LLC (“GCI”) as collateral for the 2025 Notes (as defined below). Capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Amended and Restated Pledge Agreement.

On August 31, 2018, the Company obtained the consent (the “Consent”) from the holders (the “2025 Noteholders”) of the 5.50% senior notes due 2025 (the “2025 Notes”), issued pursuant to a base indenture, dated as of October 10, 2017 (the “Base Indenture”), by and between the Company and the Trustee, as amended and supplemented by a second supplemental indenture, dated as of February 14, 2018 (the “Second Supplemental Indenture”), by and among the Company, the subsidiary guarantors specified therein and the Trustee, a third supplemental indenture, dated as of February 22, 2018 (the “Third Supplemental Indenture”), by and among the Company, the subsidiary guarantors specified therein and the Trustee, a fourth supplemental indenture (the “Fourth Supplemental Indenture”), dated as of March 22, 2018, by and among the Company, the subsidiary guarantors specified therein and the Trustee, a fifth supplemental indenture, dated as of March 26, 2018 (the “Fifth Supplemental Indenture”), by and among the Company, the subsidiary guarantors specified therein and the Trustee, a sixth supplemental indenture, dated as of March 26, 2018 (the “Sixth Supplemental Indenture”), a seventh supplemental indenture dated as of June 8, 2018 by and among the Company, the subsidiary guarantors party thereto, and the Trustee (the “Seventh Supplemental Indenture”), and an eighth supplemental indenture dated as of July 16, 2018 (the “Eighth Supplemental Indenture” and, together with the Base Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, the Fifth Supplemental Indenture, the Sixth Supplemental Indenture, and the Seventh Supplemental Indenture, the “Indenture”), by and among the Company, the subsidiary guarantors specified therein and the Trustee to amend the Amended and Restated Pledge Agreement to (i) add provisions requiring that upon the Collateral Agent receiving an instruction from the requisite holders of Secured Debt to act or omit to act in relation to the Collateral, Hamblin Watsa Investment Counsel Ltd. (“HWIC”), acting as investment manager on behalf of each Affiliate of Fairfax Financial Holdings Limited (“Fairfax”) which from time to time is a holder of Secured Debt, shall provide the Trustee with information regarding the then outstanding Secured Debt held by Fairfax or its Affiliates and (ii) add provisions that if HWIC has submitted a notice in which it has elected to exercise its rights in respect of the Company as an equity holder, then the aggregate principal amount of the then outstanding Secured Debt then held by Fairfax or any of its Affiliates shall not be included for purposes of determining the aggregate principal amount of Secured Debt entitled to vote on providing an instruction to the Collateral Agent, and Fairfax and its Affiliates shall not be entitled to participate in any decision making of an instructing group.

In connection with the Consent, the Company caused Seaspan Investment to enter into an amendment to the Amended and Restated Pledge Agreement, dated as of August 31, 2018 (the “Second Amendment to the Amended and Restated Pledge Agreement”), by and between Seaspan Investment and The Bank of New York Mellon as collateral agent, reflecting the modifications that were approved by the 2025 Noteholders as part of the Consent.

The Second Amendment to the Amended and Restated Pledge Agreement is filed as exhibit 4.3, to this Report on Form 6-K and is incorporated herein by reference. The description of the Second Amendment to the Amended and Restated Pledge Agreement in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of the Second Amendment to the Amended and Restated Pledge Agreement.

Exhibit Index

Exhibit No.	Description

4.1	Amended and Restated Seaspan Investment Pledge and Collateral Agent Agreement, dated as of June 8, 2018, by and among Seaspan Corporation, Seaspan Investment I Ltd. and The Bank of New York Mellon as trustee and collateral agent (incorporated herein by reference to Exhibit 4.9 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on June 11, 2018).

4.2	First Amendment to the Amended and Restated Seaspan Investment Pledge and Collateral Agent Agreement, dated as of August 8, 2018, by and between Seaspan Investment I Ltd. and The Bank of New York Mellon as collateral agent (incorporated herein by reference to Exhibit 4.2 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on August 13, 2018).

4.3	Second Amendment to the Amended and Restated Seaspan Investment Pledge and Collateral Agent Agreement, dated as of August 31, 2018, by and between Seaspan Investment I Ltd. and The Bank of New York Mellon as collateral agent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: September 4, 2018	By:	/s/ Ryan Courson
Name: Ryan Courson
Title: Chief Financial Officer